September 25, 2012

VIA FAX

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Mr. John Reynolds and Mr. Jay Williamson

	Re:	DaVita Inc.
Amended Registration Statement on Form S-4
Filed September 18, 2012
File No. 333-182572

Mr. Reynolds and Mr. Williamson:

On behalf of our client, DaVita Inc. (“DaVita” or the “Company”), we are hereby submitting changed pages to Amendment No. 2 to the Registration Statement on Form S-4 (File No. 333-182572) (including exhibits thereto) of the Company (the “Registration Statement”) for filing under the Securities Act of 1933, as amended.

This letter responds to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”) by letter dated September 24, 2012 (the “Comment Letter”), with respect to the Registration Statement.

For your convenience, set forth in italics below is your numbered comment, with the Company’s response immediately following. All references in this letter to page numbers and captions correspond to the page numbers and captions in the Registration Statement. Defined terms used herein but not otherwise defined have the meanings given to them in the Registration Statement.

Form S-4

The Merger, page 80

1.

We note your disclosure on page 94 that DaVita believes that numerous material assumptions made in HCP’s September 2011 forecast “would differ” due to the passage of time. Please advise us of the meaning of this statement. In this respect, to the extent that DaVita believes certain material assumptions are no longer reasonable as of the date of the prospectus, your disclosure should be revised to address. In addition, please remove or substantially revise the statement that “none of DaVita or

HCP or any of their respective affiliates, advisors or representatives assumes any responsibility for the accuracy of the forecasts, or has made or makes any representation to any person that they considered, or now consider, the forecasts to be a reliable prediction of actual future events or results, and the forecasts should not be relied upon as such.” The company is responsible for the disclosure in the prospectus and investors should be able to rely upon such information.

The Company has revised the disclosure on page 94 to address the material assumptions included in the forecasts and to describe material assumptions not addressed or that would differ due to the passage of time.

As noted in the revised disclosure, the forecasts were based upon annualized July 2011 operating results, which were then adjusted to reflect various uncertainties, potential future revenue growth and potential decreases in margins due to anticipated downward pressure on Medicare Advantage reimbursement rates as described elsewhere in the prospectus, including under the heading “Risk Factors.” In addition, certain assumptions based upon historical results were utilized. As described in the revised disclosure, the forecasts did not attempt to address a variety of detailed assumptions, or other matters that have changed since the preparation of the forecasts in 2011 or otherwise changed with the passage of time, including any 2011 year-end adjustments for incurred but not reported claims which are analyzed and made during the first quarter of the subsequent year, contributions from any specific acquisitions completed by HCP in the second half of 2011, detailed market or line of business specific projections, any positive or negative impact to HCP from potential regulatory changes to the calculation of Medicare Advantage reimbursement rates or effects from possible legal or regulatory challenges to the Health Reform Acts, or the positive or negative effects of any new market entries by HCP.

The Company also has revised the sentence regarding the accuracy of the forecasts as requested by the Staff.

*    *    *

The Company respectfully believes that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your comment letter, please do not hesitate to contact me at 202-887-1554.

Very truly yours,

/s/ David P. Slotkin
David P. Slotkin

Cc:	Kim M. Rivera
Spencer D. Klein
Robert E. Denham
Mark H. Kim